                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               AMENDMENT NO. 1 TO
                                   FORM 10/A1
                          COMMISSION FILE NO. 000-30841

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               UNITED ENERGY CORP.
             (Exact Name of Registrant as Specified in Its Charter)

          Nevada                                                   223342379
(State or Other Jurisdiction of                                (IRS Employer
 Incorporation or Organization                               Identification No.)

600 Meadowlands Parkway, Secaucus, N.J.                              07094
(Address of Principal Executive Offices)                           (Zip Code)


                                 (201) 842-0288


  Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                            Name of Each Exchange on Which
         To Be So Registered                             Each Class Is To Be Registered
--------------------------------------               --------------------------------------


--------------------------------------               --------------------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock par value $.01 per share


________________________________________________________________________________
                                (Title of Class)


                                (Title of Class)

                         Index to Exhibits at page 37

                               UNITED ENERGY CORP.

                           INDEX TO AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                   ON FORM 10



ITEM                                                                         PAGE
----                                                                         ----

Item 1.  Business ..........................................................    3

Item 2.  Financial Information .............................................   12

Item 3.  Properties ........................................................   22

Item 4.  Security Ownership of Certain Beneficial Owners and Management ....   23

Item 5.  Directors and Executive Officers ..................................   25

Item 6.  Executive Compensation ............................................   26

Item 7.  Certain Relationships and Related Transactions ....................   28

Item 8.  Legal Proceedings .................................................   28

Item 9.  Market Price of and Dividends on the Registrant's Common Equity and
         Related Stockholder Matters .......................................   28

Item 10. Recent Sales of Unregistered Securities ...........................   30

Item 11. Description of Registrant's Securities to be Registered ...........   31

Item 12. Indemnification of Directors and Officers .........................   32

Item 13. Financial Statements and Supplementary Information ................   34

Item 14. Changes in and Disagreements with Accountants on Accounting and
         Financial Disclosure ..............................................   34

Item 15. Financial Statements and Exhibits .................................   34

         Signature Page ....................................................   37

         Index to Exhibits .................................................   38

         Financial Statements ..............................................   39

ITEM I.  BUSINESS

BUSINESS OF THE COMPANY

HISTORY

         United Energy Corp. (referred to variously as the "Company", "United Energy" and "we") was incorporated in 1971 as Aztec Silver Mining Co., a Nevada corporation. For several years thereafter, the Company pursued its basic business through the acquisition of silver mining claims but without any commercial success. In the late 1970's the Company decided to change its primary business focus to the acquisition and exploitation of coal and oil shale leases in Wyoming. Coincident with that change in its business focus, the Company changed its name from Aztec Silver Mining Co. to United Energy Corp. Despite early successes, the oil and coal operations ultimately proved to be unsuccessful, and, as a result, the Company abandoned its leases, paid off its debts and became a dormant organization.

         The Company first became a publicly held corporation in 1972-73 through a Regulation A offering of a total of 3,000,000 shares of its common stock, to raise a total of $300,000. As a result, through subsequent sales and resales of the publicly held stock, by the time the Company became a dormant organization, it had approximately 290 shareholders holding a total of 12,549,480 shares of common stock.

         The Company continued in this dormant state until October of 1995 when control of the Company was acquired by Mr. Ronald Wilen and Mr. Robert Seaman and several other investors. The purpose of the acquisition in 1995 was to enable Mr. Wilen and his associates to place certain privately held assets already owned by them into United Energy Corp. which would allow public investors to acquire an interest in such assets. In return the private investors could hope to achieve liquidity and a fair market valuation for their investments. The initial transfer of assets took place in March of 1996 with the acquisition of 100% of the shares of Nor Industries, Inc. and the Scitech Group, Inc. and resulted in the issuance of 1,050,000 additional shares to Mr. Wilen and his associates. As a result of the acquisition of these assets in March 1996, United Energy Corp. became engaged in the manufacture and sale of pressroom equipment for the printing industry.

While the manufacturing and distribution of printing equipment provided substantial cash flows and revenues during the Company's fiscal year ended March 31, 1997, the operations of this business also produced significant expenses and required considerable capital. Also, as the equipment was placed in service, the Company was faced with the prospect of having to increase its product liability coverage significantly.

         During the same time that the Company was engaged in the manufacture of printing equipment, it was also developing certain chemical products useful to the printing industry. In particular, the Company developed an environmentally-safe press wash to be used in cleaning ink from printing presses. When the Company discovered that a very small amount of the cleaning compound could be used to remove oil-based ink from an entire printing press, the Company began to explore the application of the compound to the maintenance of producing oil and gas wells. All of the tests of this cleaning product, now re-named KH-30(R), proved to be highly successful and resulted in production increases of between two and five times from paraffin-affected oil and gas wells. After consulting petroleum engineering firms, the Company decided to focus its energy on the manufacturing and marketing of its KH-30(R) oil well cleaner and, at the same time, decided to shut down the relatively expensive printing equipment manufacturing operation. This operation was discontinued during the fiscal year ended March 31, 1998.

         During the Company's four fiscal years ended March 31, 1996, 1997, 1998 and 1999, the efforts to achieve profitable operations through the sale of pressroom equipment, and research and development and initial marketing expense for the Company's current product lines resulted in cumulative losses totaling $2,369,587. During fiscal year 2000, the Company achieved operating income of $145,445.

CURRENT BUSINESS OPERATIONS AND PRINCIPAL PRODUCTS

         During the fiscal year ended March 31, 1998 the Company put in place a number of distributors for its KH-30(R) oil and gas well cleaner, entered into testing and evaluation arrangements with oil service companies both in the United States and internationally and proceeded to file patent applications on KH-30(R) in most of the major oil-producing countries around the world. As a result of these activities, KH-30(R) has been utilized in over 100 oil and gas wells, having many different characteristics, and located in many different regions of the world. When applied in accordance with United Energy's recommended procedures, KH-30(R) has generally resulted in production increases of between two and five times in paraffin-affected oil and gas wells. On many occasions proper usage has increased production as much as 10 times. KH-30(R) is now patented in OAPI (Africa) which includes these countries:
Burkina Faso, Benin, Central African Republic, Congo, Cote d'Ivoire, Cameroon, Gabon, Guinea, Guinea-Bissau, Mali, Mauritania, Niger, Senegal, Chad and Togo. It is also separately patented in the United States, Venezuela and Nigeria. The Company has 15 additional country patent applications (including European Community and Canada) pending.

DESCRIPTION OF KH-30

         KH-30(R) is an environmentally-safe, non-petroleum based product that is non-toxic and will biodegrade. KH-30(R) has a period of operational effectiveness in an oil or gas well that exceeds the effectiveness period of other products currently in use, usually lasting between 60-90 days before retreatment is required. Moreover, the use of KH-30(R) in the well has additional beneficial effects "downstream" resulting in cleaner flow lines and holding tanks. KH-30(R) has also been tested to be refinery compatible in that it contains no materials that are harmful to the refining process.

MARKETING OF KH-30

         Although United Energy believes that the application of KH-30(R) on a continuous basis will result in higher production and lower lease operating costs, the introduction of KH-30(R) into the oil and gas producing industry has been extremely difficult. Many entrenched players such as the "hot oilers" and the major oil service companies who benefit from high mark-ups on their proprietary products, have no incentive to promote the use of KH-30(R). Moreover, oil production engineers are extremely reluctant to risk damage to a well from a product that does not have the endorsement and backing of a major enterprise. Consequently, the pace of introduction of KH-30(R) has been much less rapid than the Company initially expected.

         Two events have occurred during the fiscal year ended March 31, 2000 which, in management's opinion, could lead to increased sales of KH-30(R). The first was the signing in August 1999 of an overseas marketing agreement with International Research and Development Inc. ("IRD") of La Jolla, California, pursuant to which, after a six month start up period, IRD has stated that it expects to begin selling KH-30(R) into the international markets . However, as of December 1, 2000 IRD had not sold any United Energy products. The second event, which occurred in March of 2000, was the signing of a joint marketing agreement between United Energy and ChemTech, a company operating world-wide in the design and administration of chemical treatment programs for the oil and gas industry. ChemTech is located in the Louisiana oil and gas belt with easy access to the Gulf of Mexico. ChemTech is a division of Smith International Inc., a New York Stock Exchange- listed company and a major player in the oil service industry worldwide. There are two elements of the marketing arrangement which should prove beneficial to United Energy. The first is that neither ChemTech nor Smith International has an in-house product which competes directly with KH-30(R), and the second is that the world-wide reputation of Smith International should help to provide credibility for United Energy's KH-30(R) product in the universe of the major oil producers. To date our sales of KH-30(R) to or through Chemtech have amounted to approximately $200,000.

         Our agreements with IRD and Chemtech are included as exhibits to this registration statement and should be read for the additional information they contain.

OTHER PRODUCTS AND SERVICES OF UNITED ENERGY

         United Energy considers its primary business focus to be the development, manufacture and sale of environmentally-safe specialty chemical products. In this regard, the Company first developed a follow-on product to KH-30(R) using much of the same technology to provide an enhanced means for cleaning asphalt mixing and recycling plants. This product, called AD-30, and its companion product AC-30 for compressed asphalt, have been test marketed by a major asphalt equipment manufacturer, Gentec(R) Asphalt Equipment, and are now ready for distribution.

         Also, in further pursuit of the above goal, United Energy acquired in November 1998 all of the outstanding shares of Green Globe Industries, Inc. in exchange for 30,000 shares of United Energy common stock. GreenGlobe is operated as a separate subsidiary of United Energy and sells its products under the tradename Qualchem(TM). The acquisition of Green Globe gives United Energy access to the chemistry and product lines of Green Globe which include environmentally-safe paint strippers and cleaners, many of which have been qualified for use by the U.S. Military. Of particular note in the Green Globe line was the development of dual package cleaning and drying "wipes" which produce a clear, non-reflective coating on glasses, computer screens and instrument panels. The "wipes" were developed for, and have received U.S. Military approval for, the cleaning of the instrument panels of combat aircraft.

         United Energy's chemists have recently developed an environmentally-safe fire-retardant agent named FR-15. FR-15 begins as a concentrate which can be mixed with varying amounts of water, depending on the anticipated use. A fire, once sprayed with an FR-15 mixture, will not re-ignite. This product can also be used to reduce odors, such as those from decomposing garbage, and for soil remediation following petroleum-based contamination.

         Another one of United Energy's specialty chemical products is a photo-sensitive coating that is applied to paper to produce what is known in the printing industry as proofing paper or "blue line" paper. The Company developed this formulation over several years of testing. The Company's patent attorneys have informed the Company that the formulation is technically within the public domain as being within the scope of an expired duPont patent. However, the exact formulation utilized by the Company, to the best of the Company's knowledge, has not been able to be duplicated by others and is protected by the Company as a trade secret.

         The Company introduced its proofing paper product in June of 1999. By March of 2000, sales of the product had increased to more than $200,000 per month and amounted to a total of $1,724,695 during the fiscal year ended March 31, 2000.

MARKETING

         United Energy markets its products primarily through independent distributors. This is particularly true of our UNIPROOF(R) proofing paper product where there are many well established distributors in the printing and graphic arts business. We are have been selling primarily to one master graphic arts distributor, International Film Distributors, Inc., who sub-distributes to others.

         On September 22, 2000 we entered into an agreement with the Alameda Company of Anaheim California which grants them exclusive distribution rights in the Western Hemisphere (North, South and Central America and the Caribbean) for our UNIPROOF(R) proofing paper. As part of the arrangement Alameda has agreed to buy all of our existing UNIPROOF(R) inventory for $798,100, and we are turning over to them all of our existing customers within the above territory.

         The contract with Alameda covers the years 2001 and 2002 and is renewable annually thereafter provided they meet certain minimum product purchase levels. To maintain exclusivity for 2001 and 2002 they must purchase from us a total of 13,394, 641 sq. ft ($3,348,660) in 2001 and 16,073,568 sq.
ft. ($4,018,392) in 2002. Future minimums and prices are to be agreed upon. For more information, please see our agreement with Alameda which is included as an exhibit to this registration statement.

         In the past we have marketed our KH-30(R) oil well cleaner primarily through independent distributors and have followed that pattern in our arrangements with International Research and Development for international sales, and with ChemTech (a division of Smith International) pursuant to our joint marketing agreement with them.

         Thus far, we have no special inventory requirements with respect to our principal products. We are committed to our distributors to maintain a reasonable supply of products as needed to meet their anticipated levels of sales and, as our business grows we will have to maintain higher levels of inventory. At some point we may be able to shift some portion of the inventory requirement to our distributors. Our five largest customers accounted for $1,770,476 (68.5%) and our largest customer accounted for $1,053,389 (41%) of our total fiscal year 2000 revenues of $2,585,556.

         All of our products up to this point are sold domestically in US dollars and, therefore, we have had no foreign currency fluctuation risk. Any international sales through International Research and Development are payable by IRD to us in US dollars within two days of receiving a copy of our shipping papers.

PARTICULAR CIRCUMSTANCES RELATED TO THE MANUFACTURE AND SALE OF THE COMPANY'S PRODUCTS

         All of the raw materials necessary for the manufacture of the Company's products are generally available from multiple sources, although the Company has negotiated favorable arrangements with its current suppliers and would have to repeat the process if one or more of its current suppliers were no longer to be able to supply the raw materials. The Company's chemical products are generally manufactured by contract blenders at a number of different locations. This method of manufacture has reduced the need for the Company to invest in facilities and hire the employees to staff them. Chemical blenders are relatively easy to replace and are bound by confidentiality agreements, where appropriate, which obligate the recipient not to disclose or use proprietary information of the Company.

         The Company is not responsible for any environmental expenditures with respect to the manufacturing of its products. First of all, the chemical products on which the Company concentrates are generally "environmentally-safe" products in that they are low in toxicity and rank high in biodegradability. Secondly, any environmental issues involved in manufacturing are the responsibility of the blending facilities, provided they receive adequate and accurate information from the Company as to the constituents of the chemicals involved.

         Currently, the photosensitive coating for the Company's UNIPROOF(R) proofing paper is applied by an independent coater who is bound by a confidentiality agreement which obligates the recipient not to disclose or use confidential information of the Company We believe this facility has the capacity to meet our production needs for the foreseeable future and also meets all environmental manufacturing restrictions now or expected to be enacted.

RISKS ASSOCIATED WITH CONCENTRATION OF CUSTOMERS AND SUPPLIERS

         As stated above, even though the Company receives its raw materials from a limited number of suppliers, it believes that the materials are not unique and can be obtained from other sources. All of the Company's UNIPROOF(R) proofing paper is manufactured at one location. This does create a certain degree of risk in the event that something should happen to curtail production at that location. However, the Company has chosen to limit production sources for UNIPROOF(R) because of the confidential nature of the formulation for the photosensitive coating.

         There were in the last fiscal year five major customers for the Company's products: International Film Distributors, Inc. (41% of revenue); Besco Graphics Systems Corp. (9%), Graphline, Inc., (9.0%) and Hennigan Litho Supply Corp., (6%) for the Company's graphic arts (UNIPROOF(R)) products, and ChemTech (4%) for the Company's KH-30(R) oil well cleaning product. The Company believes that these customers can be replaced if they were to cease to act as distributors, although the arrangement with ChemTech for the sale of KH-30(R) is viewed as particularly advantageous by the Company. Most of the graphic arts dealers are well established companies and create little risk as to non-payment. Where this is not the case, the Company has attempted to secure its receivables through assignment of the proceeds of the product sales by the distributor. By virtue of the contract signed on September 22, 2000 the Company expects that the Alameda Company will become the single largest customer for the Company's Graphic Arts products.

EMPLOYEES

         At November 1, 2000, the Company employed 10 persons and had available the services of five others under consulting or product/production cooperation arrangements. The latter arrangement is meant to encompass a situation where a chemist, engineer or significant marketing person is engaged by an organization under contract with the Company to manufacture or market one or more of the Company's products. There are currently two persons in that category.

         None of the Company's employees is represented by a union. The Company considers its relations with its employees to be good.

RESEARCH AND DEVELOPMENT

         All of the Company's principal products are fully developed and ready for market. This is the result of research and development expenditures averaging in excess of $250,000 per year over the last three fiscal years. The Company has had available the services of two research chemists and one production chemist, as well as two petroleum geologists, to aid in the development of its products. A significant amount of market adaptation has taken place in the field involving the development of application procedures for products. We do not anticipate having to make significant research and development expenditures on existing products in the future. However, we do expect to continue to develop new products to complement our existing product lines.

BACKLOG

         Our order backlog both at the beginning of the last fiscal year and at the end of such year was insignificant as we generally ship product as orders are received.

COMPETITION

         With respect to all of our specialty chemical products, we compete directly or indirectly with other producers of products with similar uses most of which are more established companies and have greater resources than we have. Generally, we compete with others by offering lower prices and better service. However, our KH-30(R) and AD-30 cleaners are more expensive, and with these products we have to compete by emphasizing product effectiveness and environmental safety.

         With respect to our formulations which are proprietary, as described above, we have attempted to patent our KH-30(R) oil well cleaner in the principal oil producing countries world-wide. We believe the basic patent to be strong and that it will help our competitive position. However, we are aware that others may try to imitate our product or invalidate our patents. We have in the past vigorously enforced our trade secrets such as the one relating to our UNIPROOF(R) proofing paper, and intend to continue to do so in the future. However, we recognize that intellectual property rights provide less than complete protection. To the best of our knowledge no one else is currently producing a product similar to KH-30(R).

         In the case of our UNIPROOF(R) proofing paper, our principal competition is E.I. duPont de Neumours and Co. which controls in excess of 95% of the U.S. proofing paper market of $80-$100 million per year. Currently we have been able to compete with du Pont in terms of better prices and service. We believe the market will welcome an alternative to duPont and we plan to continue our current marketing practices.

ITEM 2.  SELECTED CONSOLIDATED FINANCIAL INFORMATION


         The following selected consolidated financial information for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 is derived from our audited financial statements and the notes thereto. The statement of operations information for the three-year period ended March 31, 2000 and the balance sheet information as of March 31, 1999 and 2000 is derived from the consolidated financial statements of United Energy Corporation, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this registration statement on Form 10. The statement of operations information for the years ended March 31, 1996 and 1997, and the balance sheet information as of March 31, 1996, 1997 and 1998, is derived from the consolidated financial statements of United Energy Corporation, which have been audited by Jones, Jensen and Company, independent public accountants, and which are not included in this registration statement on Form 10. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and accompanying notes included elsewhere.

            FISCAL YEAR ENDED MARCH 31, 2000, 1999, 1998, 1997, 1996

     -----------------------------------------------------------------------------------------------------------------
                  CONSOLIDATED                          2000          1999            1998          1997         1996
          STATEMENT OF OPERATIONS DATA
     -----------------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------------
     Operating Revenues                            2,585,556     1,191,583       1,942,142     1,172,551       85,243
     -----------------------------------------------------------------------------------------------------------------
     Cost of goods sold                            1,368,727     1,115,779       1,729,968       694,706       27,334
     -----------------------------------------------------------------------------------------------------------------
     Gross profit                                  1,216,829        75,804         212,174       477,845       57,909
     -----------------------------------------------------------------------------------------------------------------
     Selling, G&A                                  1,051,494       774,056         766,931       727,796       59,635
     -----------------------------------------------------------------------------------------------------------------
     Interest income (expense), net                   (2,424)        3,402         (14,427)       (3,159)      (1,415)
     -----------------------------------------------------------------------------------------------------------------
     Income (loss) before                            145,445      (702,284)       (571,616)     (256,724)     (47,856)
     discontinued operations
     -----------------------------------------------------------------------------------------------------------------
     (Loss) from discontinued operations                   0      (35,333)        (45,699)     (480,321)    (231,412)
     -----------------------------------------------------------------------------------------------------------------
     Income tax                                            0             0               0             0            0
     -----------------------------------------------------------------------------------------------------------------
     Net income (loss)                               145,445     (737,617)       (617,315)     (737,045)    (279,268)
     -----------------------------------------------------------------------------------------------------------------
     Retained earnings (deficit)beginning        (2,369,587)   (1,631,970)     (1,014,655)     (277,610)        1,658
     -----------------------------------------------------------------------------------------------------------------
     Retained Earnings (deficit) end             (2,224,142)   (2,369,587)     (1,631,970)   (1,014,655)    (277,610)
     -----------------------------------------------------------------------------------------------------------------
     Earnings (loss) per share                          0.01        (0.05)          (0.04)        (0.06)       (0.02)
     -----------------------------------------------------------------------------------------------------------------
     Cash dividends paid                                   0             0               0             0            0
     -----------------------------------------------------------------------------------------------------------------


                  AS OF MARCH 31, 2000, 1999, 1998, 1997, 1996


     -----------------------------------------------------------------------------------------------------------------
                 CONSOLIDATED                        2000           1999           1998           1997          1996
              BALANCE SHEET DATA
     -----------------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------------
     Total working capital                        318,651         41,448        199,142      (129,733)     (298,276)
     -----------------------------------------------------------------------------------------------------------------
     Total assets                               1,314,843        565,749        569,762        257,835       181,208
     -----------------------------------------------------------------------------------------------------------------
     Total liabilities                            765,591        289,232        301,628        342,686       458,014
     -----------------------------------------------------------------------------------------------------------------
     Total long term debt                               0              0              0              0             0
     -----------------------------------------------------------------------------------------------------------------
     Total stockholder's equity                   549,252        276,517        268,134       (84,851)     (276,806)
     -----------------------------------------------------------------------------------------------------------------
     Total shares outstanding                  15,830,270     15,681,270     15,149,936     14,408,616    12,890,616
     -----------------------------------------------------------------------------------------------------------------


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to those statements appearing elsewhere in this registration statement. In addition to historical information, the management's discussion and analysis of financial condition and results of operations as well as other parts of this registration statement may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

OVERVIEW

         During fiscal 1998, we changed our business to focus on environmentally-safe, specialty chemicals and closed our printing equipment division. Also during fiscal 1998, we had substantial revenues from a graphic arts distributorship. This activity added approximately $1,000,000 to our fiscal 1998 revenues but produced very little profit. We ceased to act as a distributor in 1999 when we began to manufacture our UNIPROOF(R) proofing paper. We are now selling this product to many of the customers we had serviced as a graphic arts distributor. During the Company's four fiscal years ended March 31, 1996, 1997, 1998 and 1999, the efforts to achieve profitable operations through the sale of pressroom equipment, and research and development and initial marketing expenses for the Company's current product lines resulted in cumulative losses totaling $2,369,587. During fiscal year 2000, the Company achieved operating income of $145,445.

         Our largest customers accounted for 41%, 23% and 33% of revenues in each of the fiscal years ended March 31, 2000, 1999 and 1998. Our second largest customers accounted for 9.5%, 17% and 30%, respectively, in each of such years. No other customer accounted for more than 10% of our revenues during the same periods. Please see page 10 of this amended Form 10 for a listing of our recent principal customers. Also please note that the recent contract with the Alameda Company could have the effect of making them our largest customer.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 (as amended by SFAS No. 137) is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not enter into derivative instruments or engage in hedging activities as defined in SFAS No. 133. Accordingly, management has determined that adoption of this standard will have no impact on the Company's financial statements.

         During March 2000, the FASB issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," which clarifies the application of APB Opinion No. 25, regarding (a) the definition of an employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Interpretation No. 44 is effective on July 1, 2000. Certain events as defined by Interpretation No. 44, may require earlier consideration if they occurred after December 14, 1998 or January 12, 2000, depending on the event, although no financial statement effect would be recognized until July 1, 2000. The effects of applying Interpretation No. 44 are recognized prospectively. The Company has reviewed its stock compensation events and does not believe that Interpretation No. 44 will have a material impact on its financial position or its results of operations.

         In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. In June 2000, the SEC issued SAB No. 101B to defer the effective date of the implementation of SAB No. 101 until the fourth quarter of fiscal 2000. The Company is currently evaluating the impact of adopting this SAB, but does not believe that this SAB will have a material impact on its financial position or its results of operations.

         The Company has not provided any current or deferred US federal, state or foreign income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. Utilization of our net operating loss carryforwards, which begin to expire in 2010, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended and other limitations under state tax laws. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its reliability.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 2000 TO FISCAL YEAR ENDED MARCH 31,
1999

         SALES

         Sales increased to $2,585,556 for the year ended March 31, 2000 from $1,191,583 for the year ended March 31, 1999. The $1,393,973, or 117%, increase in sales was derived principally from sales of our UNIPROOF(R) proofing paper, which was introduced in June 1999 and accounted for $1,724,695 in revenues. Our three largest customers accounted for 59 % of revenues for the year ended March 31, 2000 compared with 42% for the year ended March 31, 1999.

         COST OF SALES

         Cost of sales increased to $1,368,727 but dropped to 53% of sales, for the year ended March 31, 2000 from $1,115,779 or 94% of sales, for the year ended March 31, 1999. This was primarily due to production and sale of the proofing paper, which has a higher gross margin relative to our other products.

         OPERATING COSTS AND EXPENSES

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $1,051,495, or 41% of sales, for the year ended March 31, 2000 from $774,056, or 65% of sales, for the year ended March 31, 1999. This increase was attributable primarily to the hiring of additional employees and outside consultants.

         Interest Expense, Net of Interest Income. Interest expense and interest income were not significant in either fiscal year.

         Net Income. For the year ended March 31, 2000, our net income totaled $145,445, or 6% of sales, as compared to a loss of $737,617 for the year ended March 31, 1999. This increase is the result of improvements in sales volume and production of higher margin products, in particular the UNIPROOF(R) proofing paper. The loss from discontinued operations was zero in fiscal 2000 compared to $35,333 in fiscal 1999.

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1999 TO FISCAL YEAR ENDED MARCH 31,
1998

         SALES

         Sales decreased to $1,191,583 for the year ended March 31, 1999 from $1,942,142 for the year ended March 31, 1998. The $750,559, or 39%, decrease in sales was mainly attributed to decreased sales of printing equipment, due to the closing of that division. Our three largest customers accounted for 42% of revenues for the year ended March 31, 1999 compared with 68% for the year ended March 31, 1998.

         COST OF SALES

         Cost of sales for the year ended March 31, 1999 were $1,115,779 or 94% of sales, compared to $1,729,968 for the year ended March 31, 1998, or 89% of sales. The decrease in amount resulted primarily from the cessation of equipment manufacturing, and the increase in percentage of sales occurred because of reduced fiscal 1999 revenues.

         OPERATING COSTS AND EXPENSES

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $774,056, or 65% of sales, for the year ended March 31, 1999, from $766,931, or 39% of sales, for the year ended March 31, 1998. This increase of $7,125 stemmed primarily from increased research and development and the Company's efforts to introduce its KH-30 oil well cleaner. The increase in percentage of sales was due primarily to lower sales while these activities were occurring.

         Interest Expense, Net of Interest Income. Interest expense and interest income were not significant in either fiscal year.

         Net Loss. For the year ended March 31, 1999, our net loss totaled $737,617 as compared to a net loss of $617,315 for the year ended March 31, 1998. This increase in the amount of loss can be attributed to lower overall sales and to increased expenditures in fiscal 1999 related to efforts to introduce KH-30(R) and development expenses for the UNIPROOF(R) proofing paper. The fiscal 1999 loss from discontinued operations was $35,333 compared with a fiscal 1998 loss from discontinued operations of $45,699.

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1998 TO FISCAL YEAR ENDED MARCH 31,
1997

         SALES

         Sales increased to $1,942,142 for the year ended March 31, 1998 from $1,172,551 for the year ended March 31, 1997. The $769,591, or 66%, increase in sales was mainly attributed to increased sales of the printing and graphic arts equipment division. Our three largest customers accounted for 68% of revenues for the year ended March 31, 1998.

         COST OF SALES

         Cost of sales for the year ended March 31, 1998 were $1,729,968, or 89% of sales, compared to $694,706 for the year ended March 31, 1997, or 59% of sales. The higher cost of sales in 1998 was the result of costs associated with the discontinued equipment division, as well as higher sales volume of lower margin graphic arts products.

         OPERATING COSTS AND EXPENSES

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $766,931, or 39% of sales, for the year ended March 31, 1997 from $727,796, or 62% of sales, for the year ended March 31, 1997. The decrease in the percentage of sales was due primarily to the increase in sales as compared to stable selling, general and administrative expenses.

         Interest Expense, Net of Interest Income. Interest expense and interest income were not significant in either fiscal year.

         Net Loss. For the year ended March 31, 1998, our net loss totalled $617,315 as compared to a net loss of $737,045 for the year ended March 31, 1997. The difference can be attributed to an increase in sales and stable selling, general and administrative expenses, offsetting the increase in cost of sales. The fiscal 1998 loss from discontinued operations was $45,699, compared to $480,321 in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

         Since the acquisition of United Energy in 1995, we have financed our operations through loans and equity contributions from principals and from third parties supplemented by funds generated by our business. As of March 31, 2000, we had $46,008 in cash, accounts receivable of $445,949 and inventories of $592,285.

         Net Cash Provided by Financing and Operating Activities. Net cash generated from financing activities decreased to $356,271 for the year ended March 31, 2000 from $554,628 for the year ended March 31, 1999, a net decrease of $198,357. The higher amount in 1999 had been needed to cover net losses in that year. Financing in fiscal year 2000 was used primarily for working capital needed to cover increased accounts receivable and increased inventory.

         Due to our increased inventory and cost of sales in fiscal 2000, accounts payable and accrued expenses increased $120,088 to $385,176 at fiscal year end 2000 from $265,088 in 1999. However, in 2000, due to our expanding business, sales increased to approximately $2,585,556 in 2000 from $1,191,583 in 1999 and our net income increased to $145,445 compared to a loss of $737,617 in fiscal 1999.

         At March 31, 2000, accounts receivable increased to $445,949, a $336,221, or 306% increase, over the balance at March 31, 1999 of $109,737. Most of the increase was related to the increased sales volume of our UNIPROOF(R) proofing paper during fiscal 2000. Also, there were a number of large orders shipped in the fourth quarter of fiscal 2000 for which payment had not been received at fiscal year end.

         Inventories at March 31, 2000 were $592,285, an increase of $543,790 from the balance of $48,495 at March 31, 1999. Most of the increase was due to raw materials acquired just before fiscal year end.

         Our capital requirements have grown, consistent with the growth of our operations and staffing. We expect our capital requirements to continue to increase in order to expand and maintain our growth and to become a competitive force in the proofing paper and specialty chemical industries. We have incurred continuing significant negative cash flows from operations. Continued operations have relied primarily on financing activities. Our market shares in these markets are not currently quantitative, although we believe them to be very small. We believe that the capital currently available to us will be sufficient to sustain our current level of operations. However, to be able to grow and to take advantage of anticipated opportunities we will need additional capital. We believe such capital will be available to us on reasonable terms.

         In June 2000, the Company obtained a $1,000,000 line of credit from Fleet Bank, N.A. Borrowings under the credit line bear interest at the prime rate, payable monthly. Amounts owed under the credit line are subject to repayment on demand at any time and for any reason. Borrowings under the line must be reduced to zero for a period of 30 consecutive days in any twelve month period.

         Amounts borrowed under the credit line are secured by the following:

         (i) A continuing security interest in all accounts and accounts receivable, contracts, contract rights, general intangibles, instruments, documents, chattel paper, all obligations, in whatever form, owing to the Company and all rights in the merchandise or services which gave rise to any of the foregoing, whether now existing or hereafter arising, now or hereafter received by or belonging or owing to the Company and in the proceeds thereof, and in all goods including (a) all inventory, including raw materials, work in process, and other tangible personal property held for sale or lease or furnished or to be furnished under contracts of service or used or consumed in the Company's business, wherever located, whether now existing or hereafter arising, now or hereafter received by or belonging to the Company, and in the proceeds and products thereof, and (b) all machinery, equipment, furnishings, fixtures and other tangible personal property (with all accessions thereto) used or bought for use primarily in business, wherever located, whether now existing or hereafter arising, now or hereafter received by or belonging to the Company, and in the proceeds and products thereof, including without limitation tax refunds and insurance proceeds on any of the foregoing.

         (ii) a pledge of 750,000 shares of the Company's common stock held in treasury and

         (iii) the guarantee of a shareholder of the Company.

         The credit line also carries certain income and balance sheet tests that the Company must meet quarterly and annually. The several documents setting forth the Company's rights and obligations with respect to the credit line are filed as exhibits to this registration statement and readers are referred to them for more complete information.

         To date, the Company has borrowed $160,000 under the credit line for working capital to fill orders for its UNIPROOF(R) proofing paper. The Company does not expect to borrow more than an additional $40,000 under the credit line during the next six months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty as to whether we will have the funds necessary to repay obligations under this line of credit should the amounts owed become due upon demand by FleetBank. This uncertainty may also negatively affect our ability to continue as a going concern.

REPORTING BY SEGMENTS

         The Company considers itself to be primarily a specialty chemicals company because of its decision in fiscal 1998 to close its printing equipment division and focus primarily on the sale of its KH-30(R) oil well cleaner and related products. However, a significant portion of its revenues has been related to the printing and the graphic arts industry. This will continue to be the case in the future if sales of our UNIPROOF(R) proofing paper continue to increase. Also, during the past three fiscal years, the Company has derived additional revenues by acting as a graphic arts products distributor.

         The following table shows the proportion of total revenues by segment in each of the last three fiscal years.

                                                                      SPECIALTY
                      FISCAL YEAR           GRAPHIC ARTS              CHEMICALS

                          1998               $ 1,861,850              $ 80,292
                          1999                   890,458               301,125
                          2000                 1,970,701               614,855

STATEMENT REGARDING INFLATION

         The Company does not believe that inflation in the cost of its raw materials has had or will have any significant negative impact on its operations in the past or in the future.

STATEMENT REGARDING MARKET RISK

         The Company does not engage in any transactions involving financial instruments or in hedging transactions with respect to its operations.

ITEM 3.  PROPERTIES

         As of March 31, 2000, the Company had $46,008 in cash, inventory of $592,285, receivables of $445,949, patents valued at $140,789 and other assets, totaling $1,314,843, as listed on its balance sheet. It rents 9,600 sq. feet of space at 600 Meadowlands Parkway, Secaucus, New Jersey 07094 at a monthly rent of $7,720. The Company uses contract chemical blending and manufacturing facilities in various locations around the United States for the manufacture of its products.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of March 31, 2000, information regarding the beneficial ownership of shares by each person known by the Company to own more than five percent of the outstanding shares, by each of the directors/officers, and by the directors/officers as a group.

                       HOLDERS OF GREATER THAN 5% OF CLASS

                              Name & Address                  Amount of and Nature
Title of Class             of Beneficial Owner                Beneficial Ownership*     Percent of Class*
--------------             -------------------                ---------------------     -----------------
Common Stock               Ronald Wilen                       3,570,600                 22.5%
                           United Energy Corp.                (Direct)
                           600 Meadowlands Pkwy.
                           Secaucus, N.J. 07094

Common Stock               Robert L. Seaman                   1,861,627                 11.8%
                           515 Madison Ave.                   (Direct)
                           New York, NY 10022

Total of all shareholdings                                    5,431,627                 34.3%
of greater than 5%


         *Both Mr. Wilen and Mr. Seaman have been granted options to acquire an additional 750,000 shares of common stock. Those shares have not been included. The options are not yet exercisable and are not likely to become exercisable within 90 days, because they were granted pursuant to an option plan which must be approved by the shareholders of the Company. We expect to submit such stock option plan for approval no later than March 31, 2001.

SPECIAL STOCK OPTION FOR INTERNATIONAL RESEARCH AND DEVELOPMENT

         In addition to the stock options reported above for Mr. Wilen and Mr. Seaman, under an agreement with International Research and Development ("IRD") dated August 25, 1999, IRD has the right to acquire up to 2,250,000 shares of United Energy common stock, provided that IRD achieves $20,000,000 in sales of United Energy products within a period of 18 months from August

25, 1999. The price at which each option may be exercised is 50% of the closing price of United Energy common stock on the date IRD achieves $10,000,000 in sales for 750,000 shares (a vesting date); 50% of the closing price on the date IRD achieves an additional $5,000,000 in sales (a vesting date) and 50% of the closing price on the date IRD achieves a further $5,000,000 in sales (a vesting date). Each option must be exercised within six months of its respective vesting date. Any option not vested at the end of 18 months from August 25, 1999 will expire. As of November 1, 2000, IRD had not sold any United Energy products.

                             DIRECTORS AND OFFICERS

Title of Class             Name of Beneficial Owner            Amount and Nature of                Percent of Class*
                                                               Beneficial Ownership*
Common Stock               Ronald Wilen                                3,570,000                          22.5%
                           Nor Industries, Inc.                        (Direct)
                           600 Meadowlands Parkway
                           Secaucus, N.J. 07094
                           (Director & President)

Common Stock               Robert L. Seaman                            1,861,627                          11.8%
                           515 Madison Ave., Suite 3200                (Direct)
                           New York, NY 10022
                           (Director & Executive Vice Pres.)

Total shareholdings of                                                 5,431,627                          34.3%
directors & officers

         *Both Mr. Wilen and Mr. Seaman have been granted options to acquire an additional 750,000 shares of common stock. Those shares have not been included. The options are not yet exercisable and are not likely to become exercisable within 90 days, because they were granted pursuant to an option plan which must be approved by the shareholders of the Company. We expect to submit such stock option plan for approval no later than March 31, 2001.

         There are no arrangements known to the Company which could result in a change of control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         The following table shows the positions held by the Company's executive officers and directors during the fiscal year ended March 31, 2000. Directors are appointed annually and serve until the next annual meeting of the Company's stockholders, and until their successors have been elected and have qualified. Officers are appointed to their positions, and continue in such positions, at the discretion of the directors.

         Name                      Age      Position                          Held such positions since
         ----                      ---      --------                         -------------------------
         Ronald Wilen              61       President,                                 1995
                                            Director

         Robert Seaman             58       Executive Vice President,                  1995
                                            Secretary/Treasurer, Director

There are no family relationships among Officers and/or Directors.

RONALD WILEN

         Since October 1995 Mr. Wilen has been primarily engaged as the chief executive officer of United Energy Corp., serving as its President and as one of its two directors. Mr. Wilen has also served during the period as the President of Nor Industries, Inc., the principal subsidiary of United Energy. In the period from April 1995 through October 1995 Mr. Wilen was primarily engaged in overseeing the development of the assets which are now part of United Energy, assembling the team of administrative and technical personnel to run United Energy and in arranging for the acquisition of the Company which took place in October 1995.

         Mr. Wilen spends approximately 100% of his business time on the affairs of United Energy.

ROBERT SEAMAN

         Since October 1995 Mr. Seaman has served as the Executive Vice President, Secretary/Treasurer and General Counsel of United Energy Corp. From April through October of 1995, Mr. Seaman assisted in the acquisition of United Energy.

         For the same five-year period Mr. Seaman has continued to serve a number of clients as a private corporate attorney practicing from an office at 515 Madison Ave. New York, NY 10022. Mr. Seaman has been a practicing attorney in New York since 1969, primarily in the areas of corporate, securities and commercial law. Mr. Seaman spends approximately 40% of his business time on the affairs of United Energy.

         Mr. Seaman serves on the boards of directors of several private, non-public companies. Also, since January 1999 he has held the position of President and Director of Quantitative Methods Corporation. Quantitative has a class of securities registered under Section 15(d) of the Securities Exchange Act and is publicly traded. Quantitative is an early development stage company headquartered in Montreal, Canada which hopes to acquire and develop a portfolio of emerging e-commerce companies. Mr. Seaman spends approximately 10% of his business time on the affairs of Quantitative Methods.

         There are no family relationships among the directors and/or executive officers of United Energy Corp. There are no persons other than Mr. Wilen and Mr. Seaman who could be deemed either "promotors" or "controlling persons" with respect to United Energy Corp.

ITEM 6.  EXECUTIVE COMPENSATION

         During the three fiscal years ended March 31, 2000 the Company had no arrangements for the remuneration of its officers and directors, except that they were entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf. The Company will pay compensation to the officers and directors elected in 2000, if at all, at a rate yet to be determined by the board of directors.

         The following table sets forth the compensation, if any, and the nature of such compensation, received from the Company by Mr. Wilen and Mr. Seaman, the only two executive officers of the Company during each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

   ------------------------------------------------------------------------------------------------------------------
                                       Annual Compensation                Long-Term Compensation
                                ------------------------------------------------------------------------
          Name                                           Other                  Securities      LTIP         All
           And                                          Annual    Restricted   Underlying     Payouts       Other
        Principal     Fiscal    Salary      Bonus       Compen-     Stock       Options                    Compen-
        Position      Year                              sation      Award        SARs                       sation
   ------------------------------------------------------------------------------------------------------------------
    Ronald Wilen,      2000         0           0         (1)           0         750,000         0           0
      President     -------------------------------------------------------------------------------------------------
                       1999         0           0         (1)           0            0            0           0
                    -------------------------------------------------------------------------------------------------
                       1998         0           0         (1)           0            0            0           0
   ------------------------------------------------------------------------------------------------------------------
   Robert Seaman,      2000         0           0                       0         750,000         0           0
      Executive     -------------------------------------------------------------------------------------------------
   Vice President      1999         0           0                       0            0            0           0
                    -------------------------------------------------------------------------------------------------
                       1998         0           0                       0            0            0           0
   ------------------------------------------------------------------------------------------------------------------

         (1) The Company pays for an automobile used by Mr. Wilen under a monthly lease of $450. It also pays medical insurance for Mr. Wilen at a rate of $556.59 per month.

         On May 3, 1999 the Company adopted a comprehensive stock option plan for its officers employees and consultants. Also, on May 3, 1999 the board of directors of the Company acting in its capacity as the stock option committee awarded options to purchase 750,000 shares of the Company's common stock to each of Mr. Wilen and Mr. Seaman. The options so granted are exercisable at a price of $1.50 per share (the closing price on the date of grant) and are valid for a term of 10 years. However, none of such options may be exercised until (a) the option plan has been approved by the shareholders (which has not yet occurred)* and the Company has achieved net income from operations (which did occur for the fiscal year ended March 31, 2000). Additional information relating to such options is set out in the table below.

         *The Company expects to submit the stock option plan to the stockholders for approval no later than March 31, 2001.

                        OPTIONS/SAR GRANTS IN LAST YEAR*

----------------------------------------------------------------------------------------------------------
                      Individual Grants
-------------------------------------------------------------------------------
                                  Percent of
                   Number of
                  Securities    Total Options/                                    Potential Realization
                  Underlying         SARs                                       Value At Assumed Rates Of
                   Options/       Granted To     Exercise Of                    Stock Price Appreciation
                     SARs         Employees      Base Price     Expiration                 For
     Name           Granted     In Fiscal Year     ($/Sh)          Date                Option Term
                                                                               ---------------------------
                                                                                 5% ($)        10% ($)
----------------------------------------------------------------------------------------------------------
 Ronald Wilen       750,000          50%            $1.50         5/3/09        $375,000      $750,000
----------------------------------------------------------------------------------------------------------
 Robert Seaman      750,000          50%            $1.50         5/3/09        $375,000      $750,000
----------------------------------------------------------------------------------------------------------

         *None of the options shown have been exercised. They cannot be exercised until the 1999 Comprehensive Stock Option Plan has been approved by the shareholders of the Company. The Company expects to submit the stock option plan for approval no later than March 31, 2001.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the last fiscal year no officer, director, nominee for election as a director or associate of such officer, director or nominee is, or was, indebted to the Company or engaged in any other transactions with the Company. No such transactions are proposed.

ITEM 8.  LEGAL PROCEEDINGS

         In the opinion of management, there are no material legal proceedings in process against the Company and none are threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         As of September 29, 2000, there were 485 record holders of the Company's common stock and there were 15,830,270 shares outstanding. In addition, as of such date, there were a further

750,000 shares held in the name of the Company as treasury shares. The Company has not previously declared or paid any dividends on its common stock and does not anticipate declaring any dividends in the foreseeable future.

         The following table shows United Energy's high and low bid prices as quoted on the NASD Bulletin Board by quarter during each of the Company's last three fiscal years and on the OTC "Pink Sheets" since May 3, 2000. Such quotes reflect inter-dealer prices, without retail markup, mark-down or commissions and may not represent actual transactions. This information below was obtained from those organizations, for the respective periods.

--------------------------------------------------------------------------------------
     FISCAL YEAR       QUARTER                    HIGH BID           LOW BID
--------------------------------------------------------------------------------------
        1998           First Quarter              1.28125            0.5625
--------------------------------------------------------------------------------------
                       Second Quarter             3.1875             0.90625
--------------------------------------------------------------------------------------
                       Third Quarter              8.4375             2.15625
--------------------------------------------------------------------------------------
                       Fourth Quarter             5.25               1.9375
--------------------------------------------------------------------------------------
        1999           First Quarter              3.5625             2.3125
--------------------------------------------------------------------------------------
                       Second Quarter             2.96875            1.3125
--------------------------------------------------------------------------------------
                       Third Quarter              2.9375             0.84375
--------------------------------------------------------------------------------------
                       Fourth Quarter             2.5                1.4375
--------------------------------------------------------------------------------------
        2000           First Quarter              1.875              1.125
--------------------------------------------------------------------------------------
                       Second Quarter             4.0625             1.75
--------------------------------------------------------------------------------------
                       Third Quarter              2.9375             1.71875
--------------------------------------------------------------------------------------
                       Fourth Quarter             3.531              1.5
--------------------------------------------------------------------------------------
        2001           First Quarter              3.875              1.75
--------------------------------------------------------------------------------------
                       Second Quarter             2.70               1.40
--------------------------------------------------------------------------------------
                       Third Quarter              3.0                1.90
--------------------------------------------------------------------------------------

         *Through 10/27/00

         The Company's common stock has been traded on the NASD Bulletin Board since 1995 under the symbol UNRG. On May 3, 2000 the Company's common stock began trading on the over-the-counter market. The change to the OTC ("pink sheets") market has disturbed many stockholders who fear their liquidity will be diminished. Thus far, the impact on the Company's ability to attract capital has been minimal. On September 29, 2000, the Company's stock price closed at $2.63 per share. The aggregate market value of the stock held by non-affiliates on September 29, 2000 was $27,348,431. For information concerning principal shareholders, please see "Security Ownership of Certain Beneficial Owners and Management" on page 23.

         Management believes that of those persons or entities which acquired restricted shares within the last two years, approximately 225,000 of such shares which remain unsold are capable of being sold immediately under Rule 144. In addition, management is currently able to utilize Rule 144 to effect immediate sales of up to 316,604 shares, although management currently has no intention of making any such sales.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Registrant has made the following sales of unregistered securities during its last three fiscal years. In all cases the shares sold were of its common stock, par value $.01 per share.

                     DATE                     NAME OF                     NUMBER OF
                   OF SALE                   PURCHASER                      SHARES             CONSIDERATION
                   -------                   ---------                      ------             -------------
                    3/1/00              William G. Ford                         1,000         Services Rendered
                                                                                              ($2,000)

                    1/5/00              James McKeever                          3,000         Services Rendered
                                                                                              ($6,000)

                  10/29/99              Presidio Ltd. Partners                 50,000         Services Rendered
                                                                                              ($70,000)

                   7/16/99              Relevant Investments Ltd.             100,000         $200,000 cash

                   5/13/99              James Farinella                        45,000         Litigation Settlement
                                                                                              ($50,000-$70,000)

                   5/12/99              Relevant Investments Ltd.             150,000         $150,000 cash

                   12/1/98              Leap International                     60,000         Services Rendered
                                                                                              ($84,000)

                   12/1/98              Micro Data Solutions                   15,000         Services Rendered
                                                                                              ($21,000)

                   12/1/98              Robert Guinta                          25,000         Services Rendered
                                                                                              ($35,000)

                  10/23/98              Relevant Investments Ltd.             200,000         $200,000 cash

                    9/9/98              Relevant Investments Ltd.             100,000         $150,000 cash

                   1/15/98              Relevant Investments Ltd.             100,000         $300,000 cash

                    8/5/97              Martin Rappaport                       75,000         $112,000 cash

                    7/1/97              Kenneth Deffeyes                       10,000         Services Rendered
                                                                                              ($10,000)

                    7/1/97              John Guarino                           30,000         Services Rendered
                                                                                              ($31,000)

                   5/30/97              Beta Industries, Inc,                 545,627         $400,000 cash

                   5/21/97              Charles Malette                       166,000         $100,000 cash

                   5/21/97              Martin Rappaport                      200,000         $120,000 cash

         All of the above transactions were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as a private transaction not involving any public offering.

         All of the individuals or entities who received shares for services rendered were non-employee consultants to the Company at the time the shares were received and had rendered services in such consulting capacities in a variety of areas of expertise. For accounting purposes all shares issued were issued at the fair market value, as determined by the Company, on the issuance or measurement date.

         The Farinella settlement was made on advice of counsel to avoid further litigation costs.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         United Energy's authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share. The stock being registered is our common stock of which there were 15,830,270 shares outstanding as of September 29, 2000.

DESCRIPTION OF COMMON STOCK

         Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled ratably to our net assets available after the payment of all liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are validly issued, duly authorized, fully paid and nonassessable.

         The above review of the terms of our common stock is a summary and does not contain all the information that may be important. For more complete information, please refer to our certificate of incorporation which is filed as an exhibit to this registration statement.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Board of Directors has authorized the Company to provide a general indemnification to officers, directors, employees and agents regarding any claims or liabilities incurred in the course of their employment.

         The Company was organized as a corporation in the State of Nevada on July 7, 1971. The Nevada business corporation law, Nevada Revised Statues Section Section 78.7502, provides that each officer, director, employee and agent of the Company may be indemnified by it against certain costs, expenses and liabilities which he or she may incur in his or her capacity as such. A copy of the applicable provisions of Nevada law is set forth below.

SECTION 78.7502. DISCRETIONARY AND MANDATORY INDEMNIFICATION OF OFFICERS,
                 DIRECTORS, EMPLOYEES AND AGENTS: GENERAL PROVISIONS.
STATUTE TEXT

         "1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful."

         "2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper."

         "3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense"

ITEM 13. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         Consolidated financial statements as of March 31, 2000 and 1999, and for the fiscal years ended March 31, 2000, 1999 and 1998, are attached.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no disagreements between the Company and our prior or current accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Prior to the fiscal year ended March 31, 1998 our financial statements were audited by Jones, Jensen & Co. of Salt Lake City, Utah. We changed to Arthur Andersen LLP to audit our financial statements as of, and for the fiscal years ended, March 31, 1998, 1999 and 2000, primarily because of geographical convenience.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and exhibits filed as a part of this Amendment No. 1 to this Form 10 are as follows:

(a)      FINANCIAL STATEMENTS

         Report of Independent Public Accountants

         Consolidated Balance Sheets as of March 31, 2000 and 1999

         Consolidated Statements of Operations for the Fiscal Years ended March 31, 2000, 1999 and 1998

         Consolidated Statements of Stockholders' Equity for the Fiscal Years ended March 31, 2000, 1999 and 1998

         Consolidated Statements of Cash Flows for the Fiscal Years ended March 31, 2000, 1999 and 1998

         Notes to Consolidated Financial Statements

(b)      EXHIBITS


         Credit Line Agreement (with related documents) with Fleet Bank, N.A. entered into during June 2000


         Distribution Agreement with the Alameda Company dated September 22,
         2000


         Financial Data Schedule


(c)      SCHEDULES

         Schedule I-
         Condensed Financial Information of the Registrant

         Schedule II-
         Valuation and Qualifying Accounts

                                  SCHEDULE II

                            UNITED ENERGY CORPORATION
                        VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                            ADDITIONS
                                    -----------------------

                     BALANCE AT     CHARGED TO     CHARGED                     BALANCE AT
                     BEGINNING       COST AND      TO OTHER                      END OF
 FOR THE PERIOD      OF PERIOD       EXPENSES      ACCOUNTS     DEDUCTION        PERIOD
-----------------------------------------------------------------------------------------

APRIL 1, 1997 TO
 MARCH 31, 1998       $18,260            -            -              -           $18,260

APRIL 1, 1998 TO
 MARCH 31, 1999       $18,260            -            -              -           $18,260

APRIL 1, 1999 TO
 MARCH 31, 2000       $18,260            -            -              -           $18,260

                                   SIGNATURES



         Pursuant to the requirements of Sections 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  UNITED ENERGY CORP.
----------------------------------------------------------------------------------------------------------
                                  (Registrant)

By                \s\  Ronald Wilen                                    12/15/00
         -------------------------------------------------------------------------------------------------
         RONALD WILEN, President                                       (Date)


By                \s\  Robert Seaman                                   12/15/00
         -------------------------------------------------------------------------------------------------
         ROBERT L. SEAMAN, Principal Financial Officer                 (Date)



         Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to its registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By                \s\  Ronald Wilen                                    12/15/00
         -------------------------------------------------------------------------------------------------
         RONALD WILEN, Director                                        (Date)



By                \s\  Robert Seaman                                   12/15/00
         -------------------------------------------------------------------------------------------------
         ROBERT L. SEAMAN, Director                                    (Date)

                                INDEX TO EXHIBITS


Exhibit  Item
Number
(3)      (I)      Articles of Incorporation*

         (II)     By-Laws*

(4)      Instruments Defining the Rights of Security Holders

         (a)      Articles of Incorporation: Articles Fourth, Fifth and Seventh*

         (b)      By-Laws: Article I: Sections: Six, Seven, Eight, Nine, Ten;*
                  Article II: Section Nine: Article IV: Section Two*

         (c)      Form of Stock Certificate of the Company*

(10)     Material Contracts

         (a)      1999 Comprehensive Stock Option Plan*

         (b)      Distribution Agreement and Option Agreement with International*
                  Research and Development dated August 25, 1999

         (c)      Joint Marketing Agreement with ChemTech (a Division of*
                  Smith International) dated March 2, 2000

         (d)      Credit Line Agreement (with related documents) with Fleet Bank, N.A entered into during June 2000**

         (e)      Distribution Agreement with the Alameda Company dated September 22, 2000**

(11)     Statement re Computation of Per Share Earnings*

(12)     Statement re Computation of Ratios (not applicable)

(13)     Annual Report to Shareholders (no such report has been produced)

(16)     Letter re Change in Certifying Accountant*

(18)     Letter re Accounting Principles  (not applicable)

(21)     List of Subsidiaries*

(27)     Financial Data Schedule


*filed with original Form 10 on June 20, 2000.
**filed herewith.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2000, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

UNITED ENERGY CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS



                                                                                                Page
                                                                                                ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                         1

CONSOLIDATED FINANCIAL STATEMENTS:
    Consolidated Balance Sheets as of March 31, 2000 and 1999                                    2
    Consolidated Statements of Operations for the Years Ended March 31, 2000, 1999 and 1998      3
    Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 2000,
       1999 and 1998                                                                             4
    Consolidated Statements of Cash Flows for the Years Ended March 31, 2000, 1999 and 1998      5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                      6-14

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
United Energy Corporation:

We have audited the accompanying consolidated balance sheets of United Energy Corporation (a Nevada corporation) and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Energy Corporation and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended March 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring negative cash flows from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The schedules listed in the index of financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.




New York, New York
April 28, 2000 (except with respect to the matter discussed in Note 14, as to which the date is December 6, 2000)

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2000 AND 1999





                                     ASSETS                                             2000              1999

CURRENT ASSETS:
    Cash and cash equivalents                                                        $    46,008      $   172,448
    Accounts receivable, net of allowance for doubtful accounts of $18,260
       and $18,260, respectively                                                         445,949          109,737
    Inventory (Note 6)                                                                   592,285           48,495
                                                                                     -----------      -----------
                 Total current assets                                                  1,084,242          330,680

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of
    $17,320 and $13,311, respectively                                                      9,661           13,670

OTHER ASSETS:
    Goodwill, net of accumulated amortization of $7,957 and $3,980, respectively          78,566           82,544
    Patent, net of accumulated amortization of $9,479 and $0, respectively               140,789          134,116
    Other assets                                                                           1,585            4,739
                                                                                     -----------      -----------
                 Total assets                                                        $ 1,314,843      $   565,749
                                                                                     ===========      ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued expenses                                            $   385,176      $   265,088
    Accounts payable to shareholders                                                     350,000               --
    Related party loans payable (Note 4)                                                  24,718           12,077
    Revolving line of credit (Note 7)                                                      5,697           12,067
                                                                                     -----------      -----------
                 Total current liabilities                                               765,591          289,232
                                                                                     -----------      -----------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY:
    Common stock; 100,000,000 shares authorized of $0.01 par value,
       15,830,270 and 15,681,270 shares issued and outstanding, respectively             158,302          156,812
    Additional paid-in capital                                                         2,640,092        2,514,292
    Stock subscription receivable                                                        (25,000)         (25,000)
    Accumulated deficit                                                               (2,224,142)      (2,369,587)
                                                                                     -----------      -----------
                 Total stockholders' equity                                              549,252          276,517
                                                                                     -----------      -----------
                 Total liabilities and stockholders' equity                          $ 1,314,843      $   565,749
                                                                                     ===========      ===========


The accompanying notes are an integral part of these consolidated balance sheets.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998



                                                                   2000              1999              1998

REVENUES, net                                                 $  2,585,556      $  1,191,583      $  1,942,142

COST OF GOODS SOLD                                               1,368,727         1,115,779         1,729,968
                                                              ------------      ------------      ------------
                 Gross profit                                    1,216,829            75,804           212,174
                                                              ------------      ------------      ------------

OPERATING EXPENSES:
    General and administrative                                   1,051,495           774,056           766,931
    Depreciation and amortization                                   17,465             7,434             2,432
                                                              ------------      ------------      ------------
                 Total operating expenses                        1,068,960           781,490           769,363
                                                              ------------      ------------      ------------
                 Income (loss) from operations                     147,869          (705,686)         (557,189)
                                                              ------------      ------------      ------------

OTHER INCOME (EXPENSE), net:
    Interest income                                                 10,028             4,770             1,410
    Interest expense                                               (12,452)           (1,368)          (15,837)
                                                              ------------      ------------      ------------
                 Total other (expense) income, net                  (2,424)            3,402           (14,427)
                                                              ------------      ------------      ------------
                 Income (loss) from continuing operations          145,445          (702,284)         (571,616)

LOSS FROM DISCONTINUED OPERATIONS (Note 5)                              --           (35,333)          (45,699)
                                                              ------------      ------------      ------------
                 Net income (loss)                            $    145,445      $   (737,617)     $   (617,315)
                                                              ============      ============      ============

BASIC AND DILUTED LOSS PER SHARE:
    Income (loss) from continuing operations                  $       0.01      $      (0.05)     $      (0.04)
    Loss from discontinued operations                                   --             (0.00)            (0.00)
                                                              ------------      ------------      ------------
                 Total basic income (loss) per share          $       0.01      $      (0.05)     $      (0.04)
                                                              ============      ============      ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING,
   basic and diluted                                            15,740,853        15,355,635        14,432,860
                                                              ============      ============      ============


The accompanying notes are an integral part of these consolidated statements.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998





                                         Common Stock          Additional        Stock
                                  -------------------------      Paid-in      Subscription   Accumulated
                                    Shares         Amount        Capital       Receivable      Deficit         Total
                                  ----------    -----------    -----------    -----------    -----------    -----------

BALANCE, March 31, 1997           14,408,616    $   144,086    $   785,718    $        --    $(1,014,655)   $   (84,851)

    Common stock issued            1,011,627         10,116        909,884       (103,000)            --        817,000

    Common stock issued for
       services received             115,000          1,150        152,150             --             --        153,300

    Cancellation of shares
       issued to acquire
       Nor-Graphics
       Industries, Inc.             (385,307)        (3,853)         3,853             --             --             --

    Net loss                              --             --             --             --       (617,315)      (617,315)
                                 -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, March 31, 1998           15,149,936    $   151,499    $ 1,851,605    $  (103,000)   $(1,631,970)   $   268,134

    Common stock issued              400,000          4,000        496,000             --             --        500,000

    Common stock issued to
       acquire Green Globe
       Industries, Inc.               30,000            300         50,700             --             --         51,000

    Common stock issued to
       former shareholder              1,334             13            (13)            --             --             --

    Common stock issued for
       services received             100,000          1,000        139,000             --             --        140,000

    Receipt of cash from and
       write-off of portion of
       stock subscription
       receivable                         --             --        (23,000)        78,000             --         55,000

    Net loss                              --             --             --             --       (737,617)      (737,617)
                                 -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, March 31, 1999           15,681,270        156,812      2,514,292        (25,000)    (2,369,587)       276,517

    Common stock issued for
       services received             149,000          1,490        125,800             --             --        127,290

    Net income                            --             --             --             --        145,445        145,445
                                 -----------    -----------    -----------    -----------    -----------    -----------

BALANCE, March 31, 2000           15,830,270    $   158,302    $ 2,640,092    $   (25,000)   $(2,224,142)   $   549,252
                                 ===========    ===========    ===========    ===========    ===========    ===========


The accompanying notes are an integral part of these consolidated statements.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998





                                                                             2000        1999         1998
                                                                          ---------    ---------    ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                     $ 145,445    $(737,617)   $(617,315)
    Adjustments to reconcile net income (loss) to net cash used in operating activities-
          Depreciation and amortization                                      17,465        7,434        2,432
          Noncash consulting expense                                        127,290      140,000      153,300
    Changes in operating assets and liabilities-
       (Increase) decrease in accounts receivable                          (336,212)      37,942      (33,405)
       (Increase) decrease in inventory                                    (543,790)     (19,366)      14,110
       Decrease (increase) in other assets, net                               3,154         (939)        (335)
       Increase in other receivables                                             --           --       (1,636)
       Increase (decrease) in accounts payable and accrued expenses         120,088      (55,646)       9,503
                                                                          ---------    ---------    ---------
                 Net cash used in operating activities                     (466,560)    (628,192)    (473,346)
                                                                          ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Payments for acquisition of property and equipment                           --       (1,506)          --
    Payments for patent                                                     (16,151)     (76,744)     (24,271)
                                                                          ---------    ---------    ---------
                 Net cash used in investing activities                      (16,151)     (78,250)     (24,271)
                                                                          ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments on line of credit                                               (6,370)      (6,949)      (2,298)
    Proceeds (payments) from loans payable to related party                  12,641        6,577      (48,262)
    Proceeds from accounts payable to shareholders                          350,000           --           --
    Proceeds from stock subscription receivable                                  --       55,000           --
    Proceeds from issuance of common stock                                       --      500,000      817,000
                                                                          ---------    ---------    ---------
                 Net cash provided by financing activities                  356,271      554,628      766,440
                                                                          ---------    ---------    ---------
                 Net (decrease) increase in cash and cash equivalents      (126,440)    (151,814)     268,823

CASH AND CASH EQUIVALENTS, beginning of year                                172,448      324,262       55,439
                                                                          ---------    ---------    ---------

CASH AND CASH EQUIVALENTS, end of year                                    $  46,008    $ 172,448    $ 324,262
                                                                          =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for-
       Interest                                                           $  12,452    $   1,368    $  15,837
       Income taxes                                                             800          600           --

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
    Forgiveness of stock subscription receivable                          $      --    $  23,000    $      --
    Common stock issued for acquisition of Green Globe Industries, Inc.          --       51,000           --

DETAILS OF ACQUISITION:
    Fair value of assets acquired                                         $      --    $   8,099    $      --
    Goodwill                                                                     --       86,523           --
    Liabilities assumed                                                          --      (43,622)          --
                                                                          ---------    ---------    ---------
                 Fair value of common stock issued                        $      --    $  51,000    $      --
                                                                          =========    =========    =========

The accompanying notes are an integral part of these consolidated statements.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



1. ORGANIZATION AND DESCRIPTION OF BUSINESS

United Energy Corporation and subsidiaries (collectively, the "Company") was incorporated in Nevada on July 7, 1971. The Company was originally organized to engage in mining-related activities. The Company was unable to raise sufficient capital for its mining activities; therefore, its operations ceased.

On March 13, 1996, the Company completed an Agreement and Plan of Reorganization with Nor-Graphics, Inc. ("Nor") and Scitech Group, Inc. ("Scitech"), whereby the Company issued 1,050,000 shares of its common stock in exchange for all of the outstanding common stock of Nor and Scitech.

Nor was incorporated in Delaware on September 1, 1994. On May 12, 1995, Nor-Graphics, Inc. changed its name to Nor-Graphics Industries, Inc. Nor has two primary divisions, graphic arts and specialty chemicals. Initially, the graphic arts division had focused primarily on its line of patented, high-speed computer-controlled sheeters, batchers and sorters. The graphics art division has also developed a new proofing paper product. In the energy division, Nor has developed a proprietary compound that is used in the production of oil and gas.

Scitech was incorporated in Delaware on June 12, 1995. Its principal business activities include operating as a contract consulting research and development organization primarily in the area of chemical products.

The acquisition of Nor and Scitech was treated as a reverse merger, with Nor and Scitech as the accounting acquiror. The shareholders of Nor and Scitech controlled the Company after the acquisition. There were no adjustments to the carrying value of the assets or liabilities of the Company in the exchange.

On September 1, 1998, the Company took control over the operations of Green Globe Industries, Inc. ("Green Globe"), in anticipation of purchasing Green Globe. On November 11, 1998, the Company issued 30,000 shares of its common stock in exchange for all outstanding common stock of Green Globe (Note 10).

Green Globe was incorporated in New Jersey on June 20, 1996. Green Globe has authorization to sell specialty chemicals to the U.S. Military.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of United Energy Corporation, Nor, Scitech and Green Globe. All intercompany transactions and accounts have been eliminated in consolidation.

Revenue Recognition

The Company's primary source of revenue is from the sales of its products. The Company recognizes revenue upon shipment to and acceptance by its customers.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



Inventories

Inventories (which includes materials and labor) are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of the computer equipment is computed on a straight-line basis over an estimated useful life of five years. All other equipment, including lathes and drill presses, is depreciated on a straight-line basis over an estimated useful life of seven years. The leasehold improvements are depreciated using the straight-line basis over the shorter of their estimated useful lives or the term of the lease. Depreciation and amortization expense for the years ended March 31, 2000 and 1999 was $4,009 and $7,434, respectively.

Property and equipment consists of the following at March 31, 2000 and 1999:

                                                             2000        1999
                                                           --------    --------
         Furniture and fixtures                            $ 18,707    $ 18,707
         Machinery and equipment                              5,597       5,597
         Leasehold improvement                                2,677       2,677
                                                           --------    --------
                                                             26,981      26,981
         Less- Accumulated depreciation and amortization    (17,320)    (13,311)
                                                           --------    --------
                    Property and equipment, net            $  9,661    $ 13,670
                                                           ========    ========

Patents

The Company capitalizes legal costs incurred to obtain patents. Amortization will begin when the patent is approved using the straight-line basis over the estimated useful life of 15 years.

Accounting for Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Management has performed a review of all long-lived assets and has determined that no impairment of their carrying values has occurred as of March 31, 2000.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases for operating profit and tax liability carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



the period that the tax change occurs. The Company has elected to file its income tax returns using the accrual basis of accounting.

Stock-Based Compensation

The Company adopted SFAS No. 123, "Accounting for Stock Based Compensation," and has chosen to continue to account for stock-based compensation awards to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options awarded to employees and directors is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee or director must pay to acquire the stock.

As required, the Company follows SFAS No. 123 to account for stock-based compensation awards to nonemployees. Accordingly, compensation costs for stock option awards granted to nonemployee is measured at the date of grant based on the fair value of the award using the Black-Scholes option pricing model.

Per Share Data

During 1997, SFAS No. 128, "Earnings per Share," was issued and became effective for the Company's March 31, 1998 financial statements. SFAS No. 128 establishes new standards for computing and presenting earnings per share ("EPS"). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. The Company has no outstanding equity instruments that would be considered common stock equivalents under SFAS No. 128; therefore, there is no difference between basic and diluted per-share data.

Concentrations of Risk

      Accounts Receivable

      The Company has one account receivable, which accounts for 42% of the total accounts receivable. Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company does not believe that it is subject to any unusual risks, nor significant risks, in the normal course of business.

      Significant Customers

      The Company's revenues from major customers, as a percentage of revenues, for the years ended March 31, 2000, 1999 and 1998, are as follows:

                                     2000    1999    1998
                                     ----    ----    ----
                       Customer A      0%     23%     33%
                       Customer B     40      17       0
                       Customer C      0       2      30

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



      Vendors

      The Company has one vendor, which accounts for over 31%, 89% and 77% of the Company's supplies purchases for the years ended March 31, 2000, 1999 and 1998, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 (as amended by SFAS No. 137) is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not enter into derivative instruments or engage in hedging activities as defined in SFAS No. 133. Accordingly, management has determined that adoption of this standard will have no impact on the Company's financial statements.

During March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," which clarifies the application of APB Opinion No. 25, regarding (a) the definition of an employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Interpretation No. 44 is effective on July 1, 2000. Certain events as defined by Interpretation No. 44 may require earlier consideration if they occurred after December 14, 1998 or January 12, 2000, depending on the event, although no financial statement effect would be recognized until July 1, 2000. The effects of applying Interpretation No. 44 are recognized prospectively. The Company has reviewed its stock compensation events and does not believe that Interpretation No. 44 will have a material impact on its financial position or its results of operations.

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. In June 2000, the SEC issued SAB No. 101B to defer the effective date of the implementation of SAB No. 101 until the fourth quarter of fiscal 2000. The Company is currently evaluating the impact of adopting this SAB, but does not believe that this SAB will have a material impact on its financial position or its results of operations.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going-concern basis. The Company has incurred negative cash flows from operations and has an accumulated deficit of approximately $2.2 million. To date, the Company has been dependent on debt and equity financing to fund its operations.

In June 2000, the Company obtained a $1,000,000 line of credit from Fleet Bank (Note 14). Funds borrowed under the line of credit are subject to repayment on demand at any time and for any reason.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



The Company plans to significantly increase sales of its cleaning products and proofing paper. The Company has several products, which are ready for market. These products are expected to generate significant revenues in the near future. The officers of the Company have committed to covering the operating expenses in the interim.

4. RELATED PARTY LOANS PAYABLE

The Company had a loan payable to an individual who is a major shareholder of Nor. The loan payable as of March 31, 2000 was $24,718. This note is unsecured, noninterest bearing and due upon demand.

5. LOSS FROM DISCONTINUED OPERATIONS

On June 10, 1997, the Board of Directors of the Company decided to discontinue the operations of the equipment division and concentrate its efforts on the sale of proprietary products. The disposal was effected by discontinuing efforts associated with the equipment division. The equipment division generated general and administrative expenses of $35,333 during the year ended March 31, 1999, resulting in loss from discontinued operations. The Company retains no assets, which were attributable to the equipment division. No income tax benefit has been attributed to the loss from discontinued operations.

6. INVENTORY

Inventory consists of the following as of March 31, 2000 and 1999:

                                                    2000         1999
                                                  --------     --------
         Paper                                    $507,987     $     --
         Blended chemical                           76,601       40,797
         Film                                        5,040        5,040
         Other raw materials                         2,657        2,658
                                                  --------     --------
                          Total inventory         $592,285     $ 48,495
                                                  ========     ========

The inventory is valued at the lower of cost or market.

7. REVOLVING LINE OF CREDIT

The revolving line of credit allows the Company to borrow up to $25,000 from a local bank. The interest is calculated at prime plus 1.5%. All of the Company's fixed machinery and equipment and furniture and fixtures assets have been pledged as collateral for the line of credit.

Subsequent to year end, the Company obtained an additional line of credit (Note
14).

8. COMMITMENTS AND CONTINGENCIES

Litigation

The Company, in its normal course of business, is subject to certain litigation. In the opinion of the Company's management, settlements of litigation will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



During the year ended March 31, 2000, the Company reached a settlement with a former consultant of the Company, in reference to a lawsuit filed by the former consultant. The Company issued 45,000 shares of restricted common stock to this individual as settlement. These shares were recorded as issued on the date of the settlement at 70% of the then listed fair market value of the underlying unrestricted common stock. As such, the Company recognized approximately $50,000 of consulting expense, included in general and administrative expense in the accompanying consolidated statement of operations for the year ended March 31, 2000.

9. SEGMENT REPORTING

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

The Company's total revenues, income from operations and identifiable assets by segment for the year ended March 31, 2000, are as follows:

                                          Graphic      Specialty
                                            Arts       Chemicals        Corporate        Total
                                        ----------     ----------      ----------      ----------
Revenues                                $1,970,701     $  614,855      $       --      $2,585,556
                                        ==========     ==========      ==========      ==========

Gross profit                            $  958,538     $  258,291      $       --      $1,216,829

General and administrative expenses        224,723        366,871         459,900       1,051,494
Depreciation and amortization                   --         15,704           1,762          17,466
Interest expense (income)                   12,452             --         (10,028)          2,424
                                        ----------     ----------      ----------      ----------
          Income from continuing
            operations                  $  721,363     $ (124,284)     $ (451,634)     $  145,445
                                        ==========     ==========      ==========      ==========

Accounts receivable                     $  303,104     $  142,845      $       --      $  445,949
Inventory                                  548,797         43,488              --         592,285
Fixed assets                                    --             --           9,661           9,661
Goodwill                                        --         78,566              --          78,566
Patent                                          --        140,789              --         140,789
Other assets                                    --             --          47,593          47,593
                                        ----------     ----------      ----------      ----------
          Total assets                  $  851,901     $  405,688      $   57,254      $1,314,843
                                        ==========     ==========      ==========      ==========

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



The Company's total revenues and loss from operations and identifiable assets by segment for the year ended March 31, 1999, are as follows:

                                            Graphic        Specialty
                                             Arts          Chemicals        Corporate          Total
                                          -----------     -----------      -----------      -----------
Revenues                                  $   890,458     $   301,125      $        --      $ 1,191,583
                                          ===========     ===========      ===========      ===========

Gross profit                              $    59,602     $    16,202      $        --      $    75,804

General and administrative expenses            43,547         215,043          515,466          774,056
Depreciation and amortization                      --           5,336            2,098            7,434
Interest expense (income)                       1,368              --           (4,770)          (3,402)
                                          -----------     -----------      -----------      -----------
        Loss from continuing operations   $    14,687     $  (204,177)     $  (512,794)     $  (702,284)
                                          ===========     ===========      ===========      ===========

Accounts receivable                       $    72,274     $    37,463      $        --      $   109,737
Inventory                                      23,795          24,700               --           48,495
Fixed assets                                       --              --           13,670           13,670
Goodwill                                           --          82,544               --           82,544
Patent                                             --         134,116               --          134,116
Other assets                                       --              --          177,187          177,187
                                          -----------     -----------      -----------      -----------
          Total assets                    $    96,069     $   278,823      $   190,857      $   565,749
                                          ===========     ===========      ===========      ===========

The Company's total revenues and loss from operations by segment for the year ended March 31, 1998, are as follows:

                                            Graphic        Specialty
                                             Arts          Chemicals        Corporate          Total
                                          -----------     -----------      -----------      -----------
Revenues                                  $ 1,861,850     $    80,292      $        --      $ 1,942,142
                                          ===========     ===========      ===========      ===========

Gross profit                              $   209,163     $     3,011      $        --      $   212,174

General and administrative                    186,363          83,973          496,595          766,931
Depreciation and amortization                      --              --            2,432            2,432
Interest expense                               14,427              --               --           14,427
                                          -----------     -----------      -----------      -----------
        Loss (income) from continuing
           operations                     $     8,373     $   (80,962)     $  (499,027)     $  (571,616)
                                          ===========     ===========      ===========      ===========

10. ACQUISITION

On September 1, 1998, the Company acquired the operations of Green Globe for 30,000 shares of restricted common stock of the Company, valued at $51,000. The shares of restricted stock were delivered upon closing, November 12, 1998, in exchange for all outstanding shares of common stock of Green Globe.

In addition to the issuance of common stock, the Company may be obligated to pay the former shareholders of Green Globe an earnout. The earnout, which is triggered by the Green Globe subsidiary reaching certain net income milestones, is payable over five years, commencing January 1, 1999. Annual payments are calculated as the maximum of $20,000 per year or one-third of net income of Green Globe. The maximum cumulative payment for the five years is approximately $80,000. Based on five-year projections, the

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



Company anticipates the Green Globe subsidiary will not reach the net income milestones specified in the acquisition agreement. As such, the Company has not recorded any liability related to this earnout.

This acquisition was accounted for as a purchase. The difference between the market value of the restricted common stock and the recorded net assets of Green Globe has been reflected as goodwill and will be amortized over 15 years, commencing from the acquisition date.

Pro forma information for Green Globe is not material.

11. INCOME TAXES

As of March 31, 2000, 1999 and 1998, the Company had a net operating loss carryforward of approximately $2,765,000, $2,273,000 and $1,545,000, respectively, which is available to reduce its future taxable income and expires at various dates between 2016 through 2019. A full valuation allowance of approximately $63,000, $773,000 and $525,000, respectively, has been established against the deferred tax assets due to the uncertainties surrounding the utilization of the carryforward and limitations resulting from a change in control. There are no other significant timing differences.

12. STOCK OPTION PLANS

On May 3, 1999, the Board of Directors approved the 1999 Comprehensive Stock Option Plan (the "1999 Plan"). Under the 1999 Plan, the Company is authorized to grant stock options, the exercise of which would allow up to an aggregate of 2,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of Incentive Stock Options ("ISOs") or Nonstatutory Stock Options ("NSOs"). ISOs and NSOs are to be granted in terms not to exceed 10 years. The exercise price of the ISOs and NSOs will be no less than the market price of the Company's common stock on the date of grant. Adoption of the 1999 Plan is pending shareholder approval.

Also, on May 3, 1999 the board of directors of the Company acting in its capacity as the stock option committee awarded options to purchase 750,000 shares of the Company's common stock to each of Mr. Wilen and Mr. Seaman. The options granted are exercisable at a price of $1.50 per share (the closing price at the date of award) and are valid for a term of 10 years. However, none of such options may be exercised until (a) the option plan has been approved by the shareholders (which has not yet occurred) and (b) the Company has achieved net income from operations (which did occur for the fiscal year ended March 31, 2000). As such, these options are not considered "granted," and there is no measurement date under SFAS No. 123.

In addition to the stock options reported above for Mr. Wilen and Mr. Seaman, under an agreement with IRD dated August 25, 1999, IRD has the right to acquire up to 2,250,000 shares of UEC common stock, provided that IRD achieves $20,000,000 in sales of UEC products within a period of 18 months from August 25, 1999. The price at which each option may be exercised is 50% of the closing price of United Energy common stock on the date IRD achieves $10,000,000 in sales for 750,000 shares (a vesting date); 50% of the closing price on the date IRD achieves an additional $5,000,000 in sales (a vesting date) and 50% of the closing price on the date IRD achieves a further $5,000,000 in sales (a vesting date). Each option must be exercised within six months of its respective vesting date. Any option not vested at the end of 18 months from August 25, 1999 will expire. As of May 15, 2000, IRD had not sold any United Energy products. As such, these options are not considered "granted," and there is no measurement date under SFAS No. 123.

UNITED ENERGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000, 1999 AND 1998



Under SFAS No. 123, if and when these options are deemed granted, the Company will recognize compensation expense, based on the incremental difference between its respective exercise prices and the fair value of the underlying common stock on the grant (or measurement) date, over its respective vesting terms.

13. STOCKHOLDERS' EQUITY

During 1999, the Company issued an aggregate of 149,000 shares of common stock in exchange for consulting services. These issuances were recorded as an increase to equity and consulting expense for the fair value of the shares of common stock on their respective grant dates.

14. SUBSEQUENT EVENT

Line of Credit

In June 2000, the Company obtained a $1,000,000 line of credit from Fleet Bank. Borrowings under the credit line bear interest at prime. Interest is payable monthly. Amounts outstanding under the line of credit are subject to repayment on demand at any time and for any reason and are secured by accounts receivable, inventory, furniture and fixtures, machinery and equipment and a pledge of 750,000 shares of the Company's common stock held in escrow. The line is also secured by the personal guarantee of a shareholder of the Company.

The line of credit is subject to certain covenants, including financial covenants to which the Company must adhere on a quarterly or annual basis. Borrowings under the line of credit must be reduced to zero for a period of 30 consecutive days in any 12-month period.

Exclusive Distributor Agreement

On September 22, 2000, the Company and Alameda Company ("Alameda") entered into an exclusive distribution agreement (the "Alameda Agreement"), whereby Alameda will purchase from the Company various products from the graphics arts division (meeting certain minimum purchase requirements and at guaranteed fixed prices as defined in the Alameda Agreement) through December 31, 2002, and distribute these products exclusively throughout the USA, Canada, Puerto Rico, Mexico, Central America, South America and the Caribbean.

No products were shipped and no revenue was recognized under the Alameda Agreement prior to October 2000.